THE KROGER CO.	• LAW DEPARTMENT	• 1014 VINE STREET	• CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL BRUCE M. GACK VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL	TELEFAX NUMBER 513-762-4935 WRITER’S DIRECT DIAL NUMBER 513-762-1482

LYNNE GELLENBECK

PATRICIA T. ASH

PAUL W. PARMELE

STEPHANIE GEPHARDT

MARTHA CUTRIGHT SARRA

JENNIFER K. GOTHARD

RICK J. LANDRUM

CHRISTINE S. WHEATLEY

JEFFERY L. VANWAY

KELLY L. REBLIN

ERICA S. PONTIUS

HILARY VOLLMER

BEAU C. SEFTON

FRANCES A. TUCKER

NATHAN H. BROWN

J. PHILLIPS PUGH, INVESTIGATOR DOROTHY D. ROBERTS, PARALEGAL ERIN C. DRISKELL, PARALEGAL BOBBI J. McFADDEN, PARALEGAL ERIC B. LUTSON, PARALEGAL MARGARET E. WAGNER, PARALEGAL

July 15, 2010

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	The Kroger Co.
Form 10-K for the Fiscal Year Ended January 30, 2010, filed March 30, 2010
Definitive Proxy Statement on Schedule 14A, filed May 14, 2010
File No. 001-00303

Dear Mr. Owings:

We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the SEC, received by letter dated June 21, 2010, pertaining to the referenced Form 10-K and definitive proxy statement.  The staff’s comments are reproduced below, followed by our responses.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition, page 11

Results of Operations, page 12

1.               We note that you do not provide a discussion and analysis of changes in sales for each year presented.  We also note that you do not quantify the impact of a number of factors that contributed to the change in total sales for the most recent year.  Please provide a discussion and analysis of sales for each year presented.  Also, please clarify your disclosure regarding the reasons for the change in total sales for the most recent year since it appears that a decline in retail fuel prices would not have the effect of increasing total sales.  In addition, it would be useful to investors to understand (a) the effect of changes in transaction counts and average sale per shopping trip in your analysis of identical supermarket sales, excluding fuel, (b) the reasons for the changes in the retail price of fuel, and (c) the effect of the change in retail square footage.  Further, since you include both identical and comparable supermarket sales in your discussion, please discuss both of these operating metrics in your analysis.  Finally, please provide a discussion and analysis of other sales to the extent changes in such sales is significant to the overall change between years.  Alternatively, please tell us why you believe enhanced disclosure is not useful to investors.  Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960.

Kroger Response

We propose to add disclosure in future filings for all periods and years presented, so that in next year’s Form 10-K, comparisons will be made between 2010 and 2009, and between 2009 and 2008, comparable to the following:

“The slight increase in total sales for 2009 compared to 2008 was attributable to our 2.1% increase in identical sales offset by our year-over-year decline in supermarket fuel sales of approximately 10.6%.  Total supermarket fuel sales declined over the same period due to a decline in retail fuel prices of approximately 40%, offset partially by a 17.2% increase in gallons sold.  Retail fuel prices decreased by approximately 40% year-over-year in 2009 compared to 2008 due to deflation in the product cost of fuel.  The increase in total supermarket sales without fuel for 2009 over 2008 was primarily the result of increases in identical supermarket sales of 2.1% as well as an increase in supermarket square footage of 0.8%.  Identical supermarket sales, excluding fuel, increased due to increased transaction count offset partially by a lower average sale per shopping trip.”

Comparable store sales represent approximately 99% of total supermarket sales for 2009, 2008, and 2007, so we do not believe that it is useful for us to differentiate between total supermarket sales and comparable store sales.  The change in other sales is not material to Kroger’s financial statements, therefore, additional discussion is not meaningful to investors and is unwarranted.

Liquidity and Capital Resources, page 21

2.               We note the disclosure on page 26 that you believe cash flow from operations and other sources of liquidity, including borrowings under your commercial paper program and bank credit facility will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future.  Please provide a discussion of prospective information regarding your short-term and long-term sources and needs for capital in this section.  Please refer to Instructions 2 and 5 to Item 303(a) of Regulation S-K and Section 503.a of Codification of Financial Reporting policies.  In addition, please provide a discussion of short-term liquidity and capital resources that cover cash needs for up to 12 months in the future.  A discussion of long-term liquidity and capital resources should address material capital expenditures, payments due on long-term debt and other demands or commitments beyond the next 12 months.  Alternatively, tell us why you believe enhanced disclosure is not useful to investors in understanding your liquidity and capital resources.

Kroger Response

Our current sources of liquidity are cash flows from operating activities, borrowings under our commercial paper program, and our bank credit facility. Kroger generated $2.9 billion in cash flows from operating activities in 2009, has no borrowings under its $2.5 billion revolving credit facility, has access to commercial paper markets, and currently is authorized by its board of directors to issue $600 million of securities.

In future filings, Kroger will enhance its disclosure as follows:

“We estimate our liquidity needs over the next twelve month period to be approximately $3 billion, which includes anticipated requirements for working capital, capital expenditures, interest payments, and scheduled principal payments of debt.  Based on current operating trends, we believe that cash flows from operating activities and other sources of liquidity, including borrowings under our commercial paper program and bank credit facility, will be adequate to meet our liquidity needs for the next twelve months and for the foreseeable future beyond the next twelve months. In addition to the sources of liquidity noted above, we also expect to be able to fund future scheduled principal payments of long-term debt (see Note 5) from our cash flows from operating activities and, if necessary, by issuing additional senior notes.  We believe we have adequate coverage of our debt covenants to continue to maintain our current debt ratings and to respond effectively to competitive conditions.”

Outlook, page 26

3.               We note your disclosure regarding expected bad debt expense from the credit extended to your customers through your branded credit card.  Please tell us more about this program and what consideration you gave to disclosing information about the credit card portfolio and your accounting policies in your discussion and analysis and/or the notes to consolidated financial statements.

Kroger Response

For fiscal years ended January 30, 2010 and prior, our branded credit card was issued by a financial institution not affiliated with The Kroger Co., on the behalf of the Kroger Personal Finance joint venture (“KPF”).  As of January 30, 2010, Kroger and the financial institution each had a 50% interest in KPF.  The financial institution owns the credit card portfolio and controls the underlying credit policies.  KPF is responsible for marketing the branded credit card.  The financial institution is responsible for recording and reporting expenses and revenues associated with the branded credit card.  Kroger shares all revenues and expenses related to the credit card portfolio with the financial institution by virtue of its ownership interest in KPF.

KPF is a variable interest entity of which we are not the primary beneficiary.  As such, we do not consolidate the entity and we account for the entity under the equity method of accounting.  This entity is immaterial to our financial statements and, therefore, we do not disclose additional information regarding the credit card portfolio.

The disclosure related to our share of expected bad debt expense from the credit card portfolio was disclosed in the Outlook section.  Due to the credit crisis in 2007, several investors inquired about the Kroger exposure to bad debt write-offs related to the branded credit card.  As a result, we disclosed our share of the expected bad debt expense related to the branded credit card beginning with our Form 10-K for the year ended February 2, 2008.  Since the economy has not fully recovered, we have continued to disclose this amount in Outlook.

Item 8.  Financial Statements and Supplementary Data, page 32

Consolidated Statements of Cash Flows, page 35

4.               We note that deferred income taxes included in adjustments to reconcile net earnings to net cash provided by operation activities differ from amounts disclosed in the income tax footnote on page 44.  Please show us how to reconcile these disclosures.

Kroger Response

For the year ended January 30, 2010, the deferred income taxes included in adjustments to reconcile net earnings to net cash provided by operating activities is reconciled to the amounts disclosed in our Form 10-K income tax footnote as follows:

2009
Balance beginning of the year
Current deferred income taxes	$361
Long-term deferred taxes	384
745

Balance end of year
Current deferred income taxes	341
Long-term deferred taxes	568
909

Change in total deferred income tax liabilities	164
Deferred income tax effect of items included in Other Comprehensive Income	58

Cash flow adjustment for deferred income taxes included in adjustments to reconcile net earnings to net cash provided by operating activities	$222

Notes to Consolidated Financial Statements, page 37

13.  Benefit Plans, page 57

5.               Please disclose how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with FASB ASC 235-10-50-3.

Kroger Response

In future filings we will revise our disclosure, consistent with that shown below, to clarify how we calculate the market related value of plan assets:

“The Company calculates its expected return on plan assets by using market related value of plan assets.  The market related value of plan assets is determined by adjusting the actual fair value of plan assets for unrecognized gains or losses on plan assets.  Unrecognized gains or losses represent the difference between actual and expected returns on plan investments for each plan year.  Unrecognized gains or losses on plan assets are recognized evenly over a five year period.  Using a different method to calculate the market related value of plan assets would provide a different expected return on plan assets.”

Note 18, Quarterly Data, page 72

6.               Please disclose gross profit or cost of revenues for each quarter.  Refer to Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.

Kroger Response

In future filings, we will begin disclosing our quarterly unaudited data in the same format as our audited Consolidated Statements of Operations, as shown below.

The two tables that follow reflect the unaudited results of operations for 2009 and 2008.

	Quarter
2009	First (16 Weeks)	Second (12 Weeks)	Third (12 Weeks)	Fourth (12 Weeks)	Total Year (52 Weeks)
Sales	$22,789	$17,728	$17,662	$18,554	$76,733
Merchandise costs, including advertising, warehousing, and transportation, excluding items shown separately below	17,266	13,646	13,661	14,385	58,958
Operating, general, and administrative	4,026	3,085	3,138	3,149	13,398
Rent	200	150	152	146	648
Depreciation and amortization	453	348	356	368	1,525
Goodwill impairment charge	—	—	1,113	—	1,113

Operating profit (loss)	844	499	(758)	506	1,091
Interest expense	163	115	105	119	502

Earnings (loss) before income tax expense	681	384	(863)	387	589
Income tax expense	250	133	13	136	532

Net earnings (loss) including noncontrolling interests	431	251	(876)	251	57
Net loss attributable to noncontrolling interests	(4)	(4)	(1)	(4)	(13)

Net earnings (loss) attributable to The Kroger Co.	$435	$255	$(875)	$255	$70

Net earnings (loss) attributable to The Kroger Co. per basic common share	$0.67	$0.39	$(1.35)	$0.39	$0.11

Average number of shares used in basic calculation	648	648	646	644	647

Net earnings (loss) attributable to The Kroger Co. per diluted common share	$0.66	$0.39	$(1.35)	$0.39	$0.11

Average number of shares used in diluted calculation	651	651	646	648	650

Dividends declared per common share	$.09	$.09	$.095	$.095	$.37

Annual amounts may not sum due to rounding

	Quarter
2008	First (16 Weeks)	Second (12 Weeks)	Third (12 Weeks)	Fourth (12 Weeks)	Total Year (52 Weeks)
Sales	$23,137	$18,088	$17,615	$17,308	$76,148
Merchandise costs, including advertising, warehousing, and transportation, excluding items shown separately below	17,838	14,060	13,545	13,101	58,544
Operating, general, and administrative	3,890	3,004	3,104	3,052	13,050
Rent	207	151	152	149	659
Depreciation and amortization	433	327	335	348	1,443

Operating profit	769	546	479	658	2,452
Interest expense	152	111	106	116	485

Earnings before income tax expense	617	435	373	542	1,967
Income tax expense	227	159	136	195	717

Net earnings including noncontrolling interests	390	276	237	347	1,250
Net earnings (loss) attributable to noncontrolling interests	4	(1)	—	(2)	1

Net earnings attributable to The Kroger Co.	$386	$277	$237	$349	$1,249

Net earnings attributable to The Kroger Co. per basic common share	$0.58	$0.42	$0.36	$0.54	$1.91

Average number of shares used in basic calculation	657	651	649	648	652

Net earnings attributable to The Kroger Co. per diluted common share	$0.58	$0.42	$0.36	$0.53	$1.89

Average number of shares used in diluted calculation	663	658	655	654	658

Dividends declared per common share	$.09	$.09	$.09	$.09	$.36

Annual amounts may not sum due to rounding.

Item 15.  Exhibits, Financial Statement Schedules, page 78

7.               It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.11 — Five Year Credit Agreement dated as of November 15, 2006, such as Exhibit D — Administrative Questionnaire and Exhibit E — Guarantee Agreement.  Please re-file the complete credit agreement, including all schedules and exhibits with your next periodic report.

Kroger Response

On June 28, 2010, we re-filed the Five Year Credit Agreement, including all schedules and exhibits, as Exhibit 10.11 to our Form 10-Q for the Quarterly Period Ended May 22, 2010.

Definitive Proxy Statement on Schedule 14A

Information Concerning the Board of Directors, page 15

Committees of the Board, page 15

8.               We note that you consider racial, ethnic, and gender diversity when evaluating candidates to serve on your board of directors.  Please describe how you implement this policy and how you assess the effectiveness of your policy.  Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Kroger Response

As disclosed, the Corporate Governance Committee considers, among other things, racial, ethnic, and gender diversity when evaluating candidates to serve on the board of directors.  The Committee has no specific policy governing how diversity will be considered, and it reviews all potential nominees based on the totality of their individual qualifications and skills, taking into account not only diversity but also other skills and attributes that are to be considered under The Kroger Co. Board of Directors Guidelines on Issues of Corporate Governance, which can be viewed on Kroger’s website (www.thekrogerco.com).  As part of an annual review each committee and the board of directors as a whole evaluate their effectiveness in fulfilling their responsibilities.

Compensation Policies as they Relate to Risk Management, page 43

9.               We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the policy you undertook to reach the conclusion that disclosure was not necessary.

Kroger Response

As disclosed on page 18 of Kroger’s definitive proxy statement, the Audit Committee has oversight responsibility for the effectiveness of management’s processes that monitor and manage key business risks facing Kroger, as well as the major areas of risk exposure and management’s efforts to monitor and control that exposure.  In connection with that oversight responsibility, the Audit Committee discusses with management its policies with respect to risk assessment and risk management.

Management provides regular updates to the Compensation Committee throughout the year regarding the management of risks related to compensation policies.  The Compensation Committee, in turn, reports on these risks to the full board of directors.

Kroger’s compensation policies have been designed to attract and retain highly qualified and engaged employees, and to minimize risks that would have a material adverse effect on Kroger.  Our compensation programs are designed to incentivize employees without encouraging excessive risk taking, and those programs contain the following features that are intended to mitigate risk:

•      Benchmarking of compensation against our peers;

•      Annual and long-term compensation based on multiple metrics tied to our short-term and long-term goals;

•      Ability of the Compensation Committee to reduce incentive compensation that otherwise would be awarded;

•      Internal controls and procedures, tied to our business ethics policy, designed to detect improper conduct that could have a material adverse effect on Kroger;

•      Independent Compensation Committee oversight of compensation policies and practices, and determination of compensation awards to be made to senior management (except in the case of our CEO, for whom the independent members of the board of directors as a whole act); and

•      Adoption of a robust “clawback” policy, more particularly described on page 29 of our definitive proxy statement, under which Kroger can recover incentive payments made to executive officers based on material errors of facts.

For the foregoing reasons, Kroger has concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on Kroger.

Performance-Based Long-Term Cash Bonus, page 26

10.         We note that under the 2008 plan participants receive a 1% payout based on improvement in associate engagement measures.  Please describe in greater detail the “associate engagement measures” and what improvement is required in order for participants to receive the 1% payout.

Kroger Response

Kroger’s associate engagement measures are part of a business strategy often referred to as Associate 1st.  Kroger refers the staff to its letter dated December 11, 2008, in response to the staff’s comment letter dated October 16, 2008, pertaining to the same subject matter.  Kroger sought confidential treatment for that response, and received a closure letter dated January 8, 2009, from the staff.  Continued confidential treatment of these performance metrics and the manner in which a payout is calculated is warranted as they constitute confidential commercial and financial information that, if disclosed, could be used by competitors in a manner that would cause substantial competitive harm to Kroger.

We acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the   Commission from taking any action with respect to the filings; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at 513-762-1482.

Sincerely,

/s/ Bruce M. Gack
Bruce M. Gack

cc:	D. Dillon
P. Heldman
M. Schlotman